UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

[Mark One]
[X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2004

OR

  [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from____to_____

Commission File Number 01-19826

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
(Full title of the Plan)

MOHAWK INDUSTRIES, INC.
(Name of the issuer of the securities held pursuant to the Plan)

P. O. Box 12069, 160 S. Industrial Blvd.
Calhoun, Georgia 30701
(Address of principal executive offices)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
Index to Financial Statements, Supplemental Schedule and Exhibits

                   Item

                         Report of Independent Registered Public Accounting Firm

                          Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003

                          Statements of Changes in Net Assets Available for Plan Benefits for the Years ended December 31, 2004 and 2003

                          Notes to Financial Statements

                          Schedule H, Line 4i-Schedule of Assets (Held at Year End)-December 31, 2004

                          Signature

                          Exhibit 23 - Consent of Independent Registered Public Accounting Firm

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With report of Independent Registered Public Accounting Firm)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator
Mohawk Carpet Corporation
    Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mohawk Carpet Corporation Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
June 28, 2005

1

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Cash	$85,268	38,824
Investments (notes 3 and 4)	160,510,165	141,810,500
Contributions receivable from employer	189,668	-
Contributions receivable from participants	428,170	-
Net assets available for plan benefits	$161,213,271	141,849,324

See accompanying notes to financial statements.

2

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Additions:
Investment income:
Interest and dividends	$3,678,921	3,576,501
Net appreciation in fair value of investments:
Mutual funds	4,040,875	7,778,561
Common collective funds	1,276,284	1,465,097
Mohawk Industries, Inc. common stock	6,388,926	4,569,600
Net investment income	15,385,006	17,389,759
Contributions from employer	7,714,588	6,285,322
Contributions from participants	12,283,564	9,373,045
Transfers from other plans (note 7)	1,256,088	21,605,612
Total additions	36,639,246	54,653,738
Deductions:
Participants' benefits	14,255,326	11,884,401
Administrative expenses	128,760	65,150
Transfers to other plan (note 7)	2,891,213	1,483,281
Total deductions	17,275,299	13,432,832
Increase in net assets available for
plan benefits	19,363,947	41,220,906
Net assets available for plan benefits at beginning of year	141,849,324	100,628,418
Net assets available for plan benefits at end of year	$161,213,271	141,849,324

See accompanying notes to financial statements.

3

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)           Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Mohawk Carpet Corporation Retirement Savings Plan (the Plan) in preparing its financial statements.

(a)           Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)           Investments

Investments in mutual funds, common stock, and common collective funds are stated at fair value based on quoted market prices or as determined by Scudder Investments (Trustee). Investments in money market funds and loans to participants are stated at cost which approximates fair value. Common collective funds contain investments in guaranteed investment contracts, which are stated at contract value which approximate fair value. Securities transactions are accounted for on a trade date basis.

Realized and unrealized investment gains and losses are included in net appreciation in fair value of investments in the accompanying statements of changes in net assets available for plan benefits.

The Plan provides for investing in numerous funds, which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

(c)            Fair Value of Financial Instruments

Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of receivables is a reasonable approximation of the fair value due to the short‑term nature of these instruments.

(2)           Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)           General

The Plan is a defined contribution plan and covers all hourly employees, except employees in the Karastan Bigelow Group and the Lauren Park Mill Group, of Mohawk Carpet Corporation (the Company), a wholly owned subsidiary of Mohawk Industries, Inc. Effective January 1, 2003, certain employees of Dal‑Tile International, Inc., a wholly owned subsidiary of Mohawk Industries, Inc., were covered by the Plan (see note 7). Effective November 10, 2003, certain employees of Lees Carpet Division, a division of Mohawk Industries, Inc., were covered by the Plan. The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of 90 days of service.

                                                                                  4                                                                   (Continued)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The Plan is administered by an Administrative Committee appointed by the Company. The Administrative Committee is responsible for the control, management, and administration of the Plan and the assets held in trust at Scudder Investments as of December 31, 2004 and 2003 and for the years then ended.

(b)           Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute a maximum of 25% of their gross compensation, subject to certain limitations. Participants may allocate their contributions in multiples of 1% to various investment funds of the Plan. For all participants other than employees of Dal‑Tile International, Inc. and Lees Carpet Division, the Company provides 50% matching contributions up to the first 4% of each participant's gross compensation contributed to the Plan. The Company also provides an additional match of $0.25 for every $1.00 of participant contributions in excess of 4% up to a maximum of 6%. The employer match for participants employed by Dal‑Tile International, Inc. is 50% up to the first 6% of each participant's gross compensation contributed to the Plan. The employer match for participants employed by Lees Carpet Division is 100% up to the first 3% of each participant's gross compensation contributed to the Plan plus 50% of participant contributions in excess of 3% up to a maximum of 5%.

The terms of the Plan also provide for discretionary employer profit sharing contributions to the Mohawk Stock Fund for plan participants employed on the last day of the plan year or terminated during the plan year on account of death, disability, or retirement. Discretionary employer profit sharing contributions of $2,697,434 and $2,658,641, respectively, were made to the Plan during the years ended December 31, 2004 and 2003. Subsequent to December 31, 2004, the Company approved and contributed $2,765,768 as a discretionary contribution to the Plan.

(c)            Participant Accounts

Each participant's account is credited with their contribution for the period as well as the employer's matching contribution and an allocation of any employer profit sharing contribution. Investment income, realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants' accounts monthly based on the proportion of each participant's account balance to the total account balance within each investment fund at the beginning of the month.

Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Plan provides for monthly valuation of accounts. Current investment funds available within the Plan include the following:

                                                                                  5                                                                   (Continued)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Investment fund	Fund objective
Scudder Stable Value	To provide fixed rate of return for a fixed period of time. Money in
Fund:	this fund is invested in investment contracts, money market
securities, and managed bond portfolios.

PIMCO Total Return	To provide the opportunity for higher earnings than the stable value
Fund:	fund. Money in this fund is invested primarily in intermediate term, high-quality, fixed income securities.

Artisan Mid Cap	To provide long-term growth of capital by investing in common
Fund:	stocks of mid-size companies.

Baron Growth Fund:	To provide capital appreciation by investing primarily in common stocks of smaller growth companies with market values under
$2.5 billion.

Fidelity Dividend	To provide capital appreciation. Money in this fund is invested in
Growth Fund:	assets in common stock of firms that are believed to have the potential for dividend growth.

Fidelity Low-Priced	To provide capital appreciation. Money in this fund is invested in
Stock Fund:	stocks with prices less than $35.00 per share at the time of the
Fund's investment.

Fidelity Mid-Cap	To provide long-term growth of capital by investing in common
Stock Fund:	stocks of companies with medium market capitalization.

Lord Abbett Small Cap	To provide long-term capital appreciation by investing at least 80%
Value Fund:	of assets in equity securities of companies with market
capitalizations of less than $2 billion at the time of purchase.

PIMCO PEA	To provide long-term growth of capital and current income by
Renaissance Fund:	investing primarily in a variety of income-producing
equity securities.

Scudder Dreman High-	To provide long-term capital growth through investing in large
Return Equity Fund:	capitalization stocks in undervalued sectors of the stock market.

                                                                                  6                                                                   (Continued)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Investment fund	Fund objective
Scudder Equity 500	To track the performance of the Standard & Poor's 500 Composite
Index Fund:	Stock Price Index which emphasizes stocks of large
U.S. companies.

Scudder International	To maximize capital appreciation by investing in a variety of
Select Equity Fund:	countries and economic sectors.

Transamerica Premier	To provide long-term growth through investing in a diversified
Equity Fund:	portfolio of equity securities of domestic growth companies
of any size.

Mohawk Aggressive	To provide capital appreciation. Money in this fund is invested in a mix of
Portfolio Fund:	current investment funds, excluding company stock (the Plan's Core
Funds).

Mohawk Conservative	To provide a stable return on investment. Money in this fund is
Portfolio Fund:	invested in a mix of the Plan's Core Funds.

Mohawk Moderate	To provide investment diversification by investing in both growth
Portfolio Fund:	and income investments. Money in this fund is invested in a
mix of the Plan's Core Funds.

Mohawk Stock Fund:	To provide capital appreciation through the ownership of Mohawk
Industries, Inc. common stock.

(d)           Distributions to Participants

Upon termination of employment, the participant's account shall be distributed in a lump‑sum cash payment as soon as administratively practicable, unless the participant elects otherwise. A participant may elect to receive his distribution in approximate equal installments over a period designated by the participant, not to exceed the lesser of 15 years or the life expectancy of the last survivor of the participant and his beneficiary.

Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the Plan agreement. Participants may also borrow the lesser of $50,000 or 50% of the value of their accounts subject to limitations provided by the Plan. Loans must be paid back to the Plan generally within four years of the loan date, with the exception of homestead loans.

(e)            Vesting

Participants are immediately vested in their contributions and any income earned on such contributions. Participants whose entry date is on or after January 1, 2001 are vested in the Company's matching and discretionary contributions after one year of service.

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. In 2004 and 2003, employer contributions were reduced by forfeitures of $5,366 and $102,803, respectively.

                                                                                  7                                                                   (Continued)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(f)             Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees.

(3)           Transactions with Parties‑in‑Interest

At December 31, 2004 and 2003, the Plan held investments sponsored by the trustee with current values of $108,471,143 and $98,322,111, respectively. The Plan also held investments in 299,055 and 324,423 shares of Mohawk Industries, Inc. common stock with current values of $27,288,799 and $22,884,808 at December 31, 2004 and 2003, respectively.

(4)           Investments

The following investments represent 5% or more of the Plan assets at December 31, 2004 and 2003:

	2004	2003
Mutual funds:
Scudder Dreman High Return Equity Fund	$23,969,132	22,475,306
Mohawk Industries, Inc. common stock	27,288,799	22,884,808
Common collective funds:
Scudder Stable Value Fund	66,719,602	60,951,242
Mohawk Moderate Portfolio Fund	9,753,691	8,092,452

All of the Plan's investments are held by a party‑in‑interest to the Plan.

(5)           Income Tax Status

The Plan obtained a favorable determination letter dated April 22, 2005, in which the Internal Revenue Service (IRS) stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC).

(6)           Plan Termination

While it is the Company's intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

                                                                                  8                                                                   (Continued)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(7)           Transfers from/to Other Plans

During 2004 and 2003, due to changes in employment status, $1,256,088 and $591,007, respectively, were attributable to account balances of certain participants that were transferred from the Mohawk Carpet Corporation Retirement Savings Plan II to the Plan.

During 2004 and 2003, due to changes in employment status, $2,891,123 and $1,483,281, respectively, were attributable to account balances of certain participants that were transferred to the Mohawk Carpet Corporation Retirement Savings Plan II from the Plan.

In January 2003, the assets of Dal‑Tile International, Inc. Employees' Retirement Savings Plan for Union and Manufacturing Hourly Employees (the Dal‑Tile Plan) were merged with the Plan. During the year ended December 31, 2003, assets of $21,014,605 were transferred to the Plan from the Dal‑Tile Plan. In June 2005, assets of the Wayn-Tex, Inc. Employees Save Plus Plan of $9,274,083  were merged with the Plan.

 9

Schedule I

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2004

			Current
Identity of issue	Description of investment		value
Mutual funds:
PIMCO Total Return Fund	317,175	Mutual fund units	$3,384,252
Artisan Mid Cap Fund	2,210	Mutual fund units	65,328
Baron Growth Fund	19,585	Mutual fund units	878,782
Fidelity Dividend Growth Fund	98,785	Mutual fund units	2,814,398
Fidelity Low-Priced Stock Fund	13,754	Mutual fund units	553,617
Fidelity Mid-Cap Stock Fund	55,743	Mutual fund units	1,307,169
Lord Abbett Small Cap Value Fund	1,059	Mutual fund units	29,155
PIMCO PEA Renaissance Fund	10,629	Mutual fund units	285,385
*Scudder Dreman High-Return Equity Fund	561,733	Mutual fund units	23,969,132
*Scudder Equity 500 Index Fund	28,795	Mutual fund units	3,907,530
*Scudder International Select Equity Fund	101,153	Mutual fund units	2,004,861
Transamerica Premier Equity Fund	197,233	Mutual fund units	3,838,153
*Mohawk Industries, Inc. - common stock	299,055	Shares of common stock	27,288,799
Common collective funds:
*Scudder Stable Value Fund	66,719,601	Collective fund units	66,719,602
*Mohawk Aggressive Portfolio Fund	101,793	Collective fund units	1,484,143
*Mohawk Conservative Portfolio Fund	52,203	Collective fund units	632,184
*Mohawk Moderate Portfolio Fund	737,798	Collective fund units	9,753,691
Loans to participants		(1)	11,593,984
Total			$160,510,165
*Scudder Investments, Trustee and Mohawk Industries, Inc. are parties-in-interest to the Plan.
(1)	Loans are consummated at a fixed rate (then current prime rate plus 1%) with maturity dates through
April 11, 2012. Interest rates range from 5.0% to 10.5% on loans outstanding.

See accompanying report of  independent registered public accounting firm.

10

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator  has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                           Mohawk Carpet Corporation Retirement Savings Plan
                                                                                                                                                                        (Full Title of the Plan)

Dated: June 28, 2005	By:/s/ Jerry L. Melton
Jerry L. Melton, Vice President, Human Resources